Exhibit (a)(5)(ii)

MF Global Ltd. Clarendon House 2 Church Street Hamilton HM 11, Bermuda Tel 441-296-1274

MF Global Announces an Increase in Tender Offer Price for its Outstanding Convertible Senior Notes and Extends Expiration Date until March 25, 2009

NEW YORK, March 12, 2009 – MF Global Ltd. (NYSE: MF), a leading intermediary offering customized solutions in global cash, derivatives and related markets, today announced that in connection with its tender offer to purchase any and all of its $210 million outstanding 9.00% Convertible Senior Notes due 2038 (CUSIP Nos. 55276YAA4 and G60642AA6) (the “Notes”), it has increased the purchase price of the Notes to $640 per $1,000 of the principal amount of such Notes. The twenty-day average closing price of the Company’s stock as of February 24, 2009, and as of March 11, 2009, was approximately $3.45 and $4.11 per share, respectively. In addition, with respect to the tendered Notes, MF Global will pay accrued and unpaid interest up to, but not including, the date the Notes are paid pursuant to the tender offer.

The complete terms and conditions of the tender offer are set forth in an Offer to Purchase, dated February 24, 2009, and the related Letter of Transmittal, each as amended or supplemented from time to time.

In addition, MF Global has extended the tender offer. As amended, the tender offer will now expire at 12:00 midnight EST, on March 25, 2009, unless earlier terminated or further extended by MF Global (the “Expiration Time”). The tender offer is not conditioned upon any minimum principal amount of Notes being tendered. No tenders of Notes after the Expiration Time will be valid. Payments of the purchase price for the Notes validly tendered and not withdrawn on or prior to the Expiration Time and accepted for purchase will be made promptly after the Expiration Time. MF Global may, subject to applicable law, and as stated in the Offer to Purchase, amend, extend or terminate the tender offer. Any Notes repurchased will be cancelled and those Notes will cease to be outstanding.

MF Global has retained J.P. Morgan Securities Inc. to serve as dealer manager for the tender offer. Georgeson Inc. has been retained to serve as the information agent, and U.S. Bank National Association has been retained to serve as the depositary.

For additional information regarding the terms of the tender offer, please contact J.P. Morgan Securities Inc. at (800) 261-5767. Requests for copies of the Offer to Purchase, Letter of Transmittal or related materials should be directed to Georgeson as indicated below. Questions regarding the tender of Notes may be directed to U.S. Bank National Association at (800) 945-4689.

This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is being made under the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal. Holders of the Notes should read carefully the Offer to Purchase and the related Letter of Transmittal, each as amended or supplemented from time to time, because they contain important information, including the terms of and conditions to the tender offer. Holders of the Notes may obtain copies of all the offering documents, including the Offer to Purchase and Letter of Transmittal, free of charge, at the SEC’s Web site (www.sec.gov) or by directing a request to Georgeson, Inc. at 199 Water St., 26th Floor, New York, N.Y. 10038-3560 and by telephone (212) 440-9800, for banks and brokers or (866) 828-4304 for others.

ABOUT MF GLOBAL

MF Global Ltd. (NYSE: MF), is a leading intermediary offering customized solutions in global cash, derivatives and related markets. It provides execution and clearing services for exchange-traded and over-the-counter derivative products as well as for non-derivative foreign exchange products and securities in the cash market. MF Global is uniquely diversified across products, trading markets, customers and regions. Its worldwide client base includes financial institutions, industrial groups, hedge funds and other asset managers as well as professional traders and private/retail clients. MF Global operates in 12 countries on more than 70 exchanges, providing access to some of the largest and fastest growing financial markets in the world and is the leader by volume on many of these markets. For more information, please visit www.mfglobal.com.

FORWARD-LOOKING STATEMENT

Any statements in this press release relating to the Company’s future earnings per share, outstanding shares, cash, interest expense, note purchase plans, financial results, plans, strategies, objectives, expectations and intentions are forward looking statements. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated. We caution you not to place undue reliance on these forward-looking statements. We refer you to the Company’s filings with the Securities and Exchange Commission (SEC), including the Offer to Purchase, for a description of the risks and uncertainties the Company faces.

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Contacts:
Media	Diana DeSocio, 212.589.6282, ddesocio@mfglobal.com
Investors	Lisa Kampf, 212.589.6592, lkampf@mfglobal.com